Exhibit (a)(1)(G)

FORMS OF CONFIRMATION EMAILS

Confirmation Email to Option Holders who Elect to Participate
in the Offer to Amend the Exercise Price of Certain Options

Apple Inc. has received your election form dated                         , 2007, by which you elected to have some or all of your outstanding eligible options amended in accordance with the terms of the Offer to Amend.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form that was previously provided to you, and faxing it to (408) 253-7457 no later than 5:00 p.m., Pacific Time, on Monday, April 16, 2007.  Only withdrawal forms that are complete, signed and actually received via fax by Apple by the deadline will be accepted.  Withdrawal forms submitted by hand delivery, email, United States mail (or other post) and Federal Express (or similar delivery service) are not permitted.  If you have questions concerning the submission of your form, please email stockquestions@apple.com or contact Sheri Parker at 408-974-2683.  Please note that our receipt of your election form is not by itself an acceptance of the options.  For purposes of the offer, Apple will be deemed to have accepted options for which proper elections have been made and not properly withdrawn as of the date when Apple gives oral or written notice to the option holders generally of its acceptance of such options, which notice may be made by press release, email or other method of communication.  Apple’s formal acceptance is expected to take place shortly after the end of the offer period.

Confirmation Email to Option Holders who Withdraw their Stock Options from the Offer to Amend the Exercise Price of Certain Stock Options

Apple Inc. has received your withdrawal form dated                         , 2007, by which you rejected Apple’s offer to amend some or all of your outstanding eligible options.  Any options you have not withdrawn will remain bound pursuant to your prior election form.

If you change your mind, you may once again elect to accept the offer for some or all of your eligible options by completing and submitting a new election form and faxing it to (408) 753-7457 no later than 5:00 p.m., Pacific Time, on Monday, April 16, 2007.  If you have questions concerning the submission of your form, please email stockquestions@apple.com or contact Sheri Parker at 408-974-2683.